UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

CSI Compressco LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12637A103
(CUSIP Number)

Vincent C. Vertin
Chief Compliance Officer and Managing Partner
c/o Merced Capital, L.P.
701 Carlson Tower, Suite 220
Minnetonka, MN 55305
952-476-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12637A103	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Merced Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,736,528 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,736,528 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,736,528 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1. This amount includes 1,235,417 Common Units (as defined herein) held for the account of Merced Partners V, L.P. and (ii) 6,501,111 Common Units held for the account of Athilon Capital Corp. LLC.

CUSIP NO. 12637A103	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Series E of Merced Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,736,528 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,736,528 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,736,528 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 1,235,417 Common Units held for the account of Merced Partners V, L.P. and (ii) 6,501,111 Common Units held for the account of Athilon Capital Corp. LLC.

CUSIP NO. 12637A103	Page 4 of 6 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(e) under the Act, with respect to the Common Units (the “Common Units”) of CSI Compressco LP (the “Company”) that the Reporting Persons are deemed to beneficially own.  The Company’s principal executive offices are located at 1735 Hughes Landing Boulevard, Suite 200, The Woodlands, TX, 77380.

This Schedule 13D amends the Schedule 13G filed with respect to the Common Units pursuant to the provisions of Rule 13d-1(c) under the Act, most recently amended on January 23, 2023.  This Statement on Schedule 13D is being filed because, effective July 24, 2023, the Reporting Persons no longer qualify to file on Schedule 13G pursuant to Rule 13d-1(c), as a result of Joseph Patrick McElroy (“Mr. McElroy”), a managing partner of Merced Capital, L.P., being appointed to the board of directors (the “Board”) of CSI Compressco GP LLC (the “General Partner”), the general partner of the Company.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being filed by Merced Capital, L.P. and Series E of Merced Capital Partners, LLC (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”).

The Common Units reported herein are directly beneficially owned by Merced Capital, L.P., a Delaware limited partnership.  The Common Units beneficially owned by Merced Capital, L.P. are held for the accounts of Merced Partners V, L.P. and Athilon Capital Corp. LLC.  Merced Capital, L.P. is the general partner of Merced Partners V, L.P. and investment adviser of Athilon Capital Corp. LLC.  Merced Capital, L.P. is managed by Series E of Merced Capital Partners, LLC, a series of a Delaware limited liability company.  David A. Ericson, Vincent C. Vertin, and Stuart B. Brown collectively have voting control over the interests in Series E of Merced Capital Partners, LLC, however, under the so-called “rule of three,” none of David A. Ericson, Vincent C. Vertin, or Stuart B. Brown is deemed to be a beneficial owner of the Common Units directly beneficially owned by Merced Capital, L.P. and reported herein.

The address of the principal office for each of the Reporting Persons is 701 Carlson Tower, Suite 220, Minnetonka, MN 55305.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Act is attached hereto as Exhibit 1.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Common Units reported herein were the working capital of Merced Partners V, L.P. and Athilon Capital Corp. LLC.  A total of approximately $18,248,496, excluding commissions, was paid to acquire the Common Units reported herein.

CUSIP NO. 12637A103	Page 5 of 6 Pages
Item 4.	Purpose of Transaction

On July 24, 2023, Spartan Energy Holdco LLC, the sole member of the General Partner of the Company, increased the size of the Board from eight members to nine members and appointed Mr. McElroy as a member of the Board.

The Reporting Persons acquired the Common Units for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  In connection with their regular review of their investment and Mr. McElroy’s position as a member of the Board, the Reporting Persons have engaged in and/or may engage in communications with, without limitation, one or more unitholders of the Company, debtholders of the Company, officers of the General Partner of the Company, members of the Board, advisors, and/or other persons, regarding the Company, including but not limited to the review and evaluation of potential refinancing opportunities, strategic alternatives, mergers, acquisitions, divestitures, a sale, and other opportunities to increase unitholder value, or other matters related to the Company’s operations, finances, governance, or control or the Reporting Persons’ investment in the Company.  At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Company, and after giving consideration to, among other things, any communications about the Company, market conditions, contractual restrictions, legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional Common Units, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the Common Units, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its affiliates; (iv) seeking to influence or change the present Board or management of the General Partner, including but not limited to with respect to the business and affairs of the Company; or (v) any of the other matters referred to in the instructions to Item 4 of Schedule 13D.  The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the General Partner’s management, the Board, other Company unitholders or debtholders, advisors or other persons.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 7,736,528 Common Units, which amount includes (i) 1,235,417 Common Units held for the account of Merced Partners V, L.P. and (ii) 6,501,111 Common Units held for the account of Athilon Capital Corp. LLC.  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.45% of the Common Units outstanding.  The foregoing beneficial ownership percentage is based on 141,995,028 Common Units outstanding as of May 2, 2023, as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2023.

(b) The Reporting Persons have shared voting power and shared dispositive power over (i) the 1,235,417 Common Units held for the account of Merced Partners V, L.P. and (ii) the 6,501,111 Common Units held for the account of Athilon Capital Corp. LLC.

(c) There were no transactions in Common Units by the Reporting Persons during the past sixty days.

(d) Merced Partners V, L.P. and Athilon Capital Corp. LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are filing this Schedule 13D jointly pursuant to Rule 13d-1(k) promulgated under the Act, and have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Reporting Persons are parties to a registration rights agreement, dated November 10, 2021, by and between the Company and certain unitholders (the “Registration Rights Agreement”) pursuant to which the Company has filed a registration statement with the SEC providing for the registration for resale of 5,925,925 Common Units held directly by Athilon Capital Corp. LLC.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D.

In addition to the Common Units reported herein, the Reporting Persons also own an aggregate of $3,684,759 of the Company’s 10.0% Senior Secured Second Lien Notes due 2026. However, such notes are not convertible into Common Units and accordingly are excluded from the Reporting Persons’ beneficial ownership as reported herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement
Exhibit 2:
Registration Rights Agreement, dated November 10, 2021, by and among the Company and each of the holders party thereto (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K filed by the Company on November 16, 2021)

CUSIP NO. 12637A103	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MERCED CAPITAL, L.P.
By: Series E of Merced Capital Partners, LLC, General Partner
	By:	/s/ Vincent C. Vertin
Vincent C. Vertin
Title: Member

SERIES E OF MERCED CAPITAL PARTNERS, LLC
	By:	/s/ Vincent C. Vertin
Vincent C. Vertin
Title: Member

August 3, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)